SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MEDICINOVA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58468P206

(CUSIP Number)

3D Investment Partners Pte. Ltd.

250 North Bridge Road #13-01 Raffles City Tower Singapore 179101

65 6819 0000

Copy to:

Doron Lipshitz

One Vanderbilt Avenue, New York, NY 10017

(212) 801-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons 3D Investment Partners Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,502,047
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,502,047

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,502,047
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person OO, IA

1	Names of Reporting Persons 3D Opportunity Master Fund
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,502,047
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,502,047

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,502,047
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person OO

CUSIP No. 58468P206 SCHEDULE 13D/A

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Shareholder Rights Agreement dated as of January 11, 2021, on July 8, 2022, 3D Opportunity Master Fund, sent a notice to Medicinova, Inc (the “Issuer”) to the effect that it was exercising its Observer Appointment Right (as defined in the Shareholder Rights Agreement) and appointed a board observer to attend meetings of the board of directors of the Issuer in accordance with the terms and conditions of the Shareholder Rights Agreement.

Additionally, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with the Issuer’s management and/or board of directors. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer’s business, strategies, assets, corporate governance, board composition and other matters related to the Issuer. The Reporting Persons may take positions or make proposals with respect to the foregoing, as a means of enhancing shareholder value, and may change their intentions with respect to any and all matters referred to in this Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of Schedule 13D is hereby amended and restated to read as follows:

As of July 8, 2022, 3D Investment Partners Pte. Ltd. and 3D Opportunity Master Fund may be deemed to be the beneficial owners of up to 5,502,047 shares of the Issuer’s common stock (“Shares”) which constitutes beneficial ownership of approximately 11.2% of the issued and outstanding Shares (based on 49,046,246 Shares outstanding as reported in the Issuer’s most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: July 12, 2022

3D Investment Partners Pte. Ltd.

By:	/s/ Sai Fai Yip
Name:	Sai Fai Yip
Title:	Director

3D Opportunity Master Fund

By:	/s/ Sai Fai Yip
Name:	Sai Fai Yip
Title:	Director

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